SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces $1 Million Contract with Pharmaceutical Division of Fortune 500 Company; Dated August 28, 2007

ITEM 1

STARLIMS Announces $1 Million Contract with Pharmaceutical Division of Fortune 500 Company

HOLLYWOOD, Fla., August 28, 2007 – STARLIMS Technologies Ltd., a leading provider of laboratory information management systems (LIMS), today announced a $1 million contract with the pharmaceutical division of a Fortune 500 company. The contract covers licenses for the web-based STARLIMS software, as well as implementation services and first year maintenance.

The STARLIMS Version 10 web-based solution will be implemented in four pharmaceutical sites in North America and Europe. One of these sites has been using the client/server version of STARLIMS software, while the other sites have employed a legacy LIMS provided by another vendor. Aiming to achieve global standardization, the customer leveraged its STARLIMS upgrade to replace all its LIMS with STARLIMS Version 10. The result will be a single web-based platform which provides a unified solution for all four sites.

“Based on years of experience with multiple LIMS vendors, this pharmaceutical manufacturer decided to implement STARLIMS Version 10 in all its sites. It is gratifying to witness this vote of confidence in our web-based LIMS technology and in our proven methodology and professional services to provide enterprise-wide LIMS solutions,” said Jeff Ferguson, Chief Operating Officer at STARLIMS.

About STARLIMS
STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. Please see www.starlims.com for more information.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 28, 2007